5711 S 86TH Circle PO Box 27347 • Omaha NE 68127-0347 Executive Office: (402) 596-8900 • Fax (402) 537-6104 Internet: www.infoUSA.com
FOR IMMEDIATE RELEASE
July 23, 2007
CONTACT:
Stormy Dean — Chief Financial Officer
Phone: (402) 593-4500 • Fax: (402) 537-6104
E-Mail: stormy.dean@infousa.com
Jami Hahn — Director of Corporate Communications
Phone: (402) 596-7578 • Fax: (402) 339-2564
E-Mail: jami.hahn@infousa.com
infoUSA BEGINS TENDER OFFER TO ACQUIRE GUIDELINE, INC.
     OMAHA, Neb., July 23, 2007 — infoUSA® Inc. (NASDAQ: IUSA), the leading provider of proprietary business and consumer databases, sales leads, direct marketing, and email marketing is commencing today, through its wholly-owned subsidiary Knickerbocker Acquisition Corp., a cash tender offer to purchase all outstanding shares of capital stock of Guideline, Inc. (GDLN.OB) in accordance with the merger agreement among infoUSA, Knickerbocker and Guideline.
     Upon the successful closing of the tender offer, shareholders of Guideline will receive $1.35 for each share of Guideline common stock and $1.50 plus all accrued but unpaid dividends for each share of Guideline Series A preferred stock tendered in the offer, in cash and in each case less any required withholding taxes. Following the purchase of such shares in the tender offer, Guideline will become a subsidiary of infoUSA.
     infoUSA will file today with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO that provides the terms of the tender offer. Guideline will file today with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Guideline’s board of directors that Guideline shareholders accept the tender offer and tender their shares to infoUSA. Guideline’s board of directors, upon the recommendation of the special committee of the board of directors of Guideline, has unanimously determined that the tender offer and the related merger is advisable and fair to, and in the best interests of, Guideline’s shareholders and approved the tender offer, the related merger and the related transactions.
     The tender offer will expire at 12:00 midnight, New York City time, at the end of Friday, August 17, 2007, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The tender offer will be subject to customary conditions, including the acquisition by infoUSA of at least 66 2/3% of Guideline’s outstanding shares on a fully-diluted basis (as defined in the merger agreement).
     This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Guideline. infoUSA is filing a tender offer statement with the SEC, and is mailing an offer to purchase, forms of letter of transmittal and related documents to Guideline shareholders. Guideline is filing with the SEC, and is mailing to Guideline shareholders a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Guideline are urged to read them carefully.

     These documents are available at no charge at the SEC’s website www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to D.F. King & Co., Inc. 48 Wall Street, New York, New York 10005 or by calling (800) 769-4414, and may also be obtained from infoUSA at 5711 S. 86th Circle, Omaha NE 68127. Attention: Chief Financial Officer.
About infoUSA
infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer databases for sales leads & mailing lists, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own 12 proprietary databases under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites. Nearly 4 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500. To know more about Sales Leads, click www.infousa.com. To get a 72-hour free trial and 100 free sales leads, click www.salesgenie.com.
Forward-Looking Statements
Statements in this announcement other than historical data and information constitute forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, but are not limited to, recent changes in senior management, the successful integration of recent and future acquisitions, fluctuations in operating results, failure to successfully carry out our Internet strategy or to grow our Internet revenue, effects of leverage, changes in technology and increased competition. More information about potential factors that could affect the company’s business and financial results is included in the company’s filings with the Securities and Exchange Commission.